UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13E-3
Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 2)
FIVE STAR PRODUCTS, INC.
(Name of Issuer)
FIVE STAR PRODUCTS, INC.
(Name of the Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
33831M107
(CUSIP Number of Class of Securities)
Ira J. Sobotko
Senior Vice President, Finance
Secretary and Treasurer
Five Star Products, Inc.
10 East 40th Street, Suite 3110
New York, New York 10016
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)
Copies to:
Frank E. Lawatsch, Jr.
Day Pitney LLP
7 Times Square
New York, New York 10036-7311
This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☑	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☐
Check the following box if the filing is a final amendment reporting the results of the transaction. ☐
CALCULATION OF FILING FEE

Transaction Valuation[1]	Amount of Filing Fee[2]
$1,689,399.60	$66.40

(1)	The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation assumes the purchase of all outstanding common shares of Five Star Products, Inc., par value $0.01 (the “Shares”), not beneficially owned by NPDV Acquisition Corp., a wholly-owned subsidiary of National Patent Development Corporation (“NPDV Acquisition Corp.”), at a purchase price of $0.40 per Share, net to the seller in cash. As of Thursday, July 24, 2008, there were 4,223,499 Shares not beneficially owned by NPDV Acquisition Corp.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #6 for Fiscal Year 2008, effective December 31, 2007, and equals $39.30 for each $1,000,000 of the value of the transaction.
☑   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $66.40
Form or Registration No.: Schedule TO
Filing Party: National Patent Development Corporation and NPDV Acquisition Corp.
Date Filed: July 24, 2008

     This Amendment No. 2 to Schedule 13E-3 (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on August 18, 2008, amends and supplements the Transaction Statement on Schedule 13E-3 filed with the SEC on July 24, 2008 by Five Star Products, Inc., a Delaware corporation (“ Five Star” or the “Company”), as amended by the Amendment No. 1 to Schedule 13E-3 filed with the SEC on August 12, 2008 (the “Schedule 13E-3”). This Amendment relates to the tender offer by NPDV Acquisition Corp. (“NPDV Acquisition Corp.”), a Delaware corporation and wholly owned subsidiary of National Patent Development Corporation, a Delaware corporation (“National Patent”), to purchase all of the outstanding common shares, par value $0.01 per share (the “Shares”), of Five Star at a price of $0.40 per Share, net to the seller in cash, without interest thereon and less any amounts required to be withheld under applicable law, upon the terms and subject to the conditions set forth in the amended and restated Offer to Purchase dated August 18, 2008 (the “Offer to Purchase”) and in the related amended and restated Letter of Transmittal (which, together with the Offer to Purchase, with any amendments or supplements thereto, collectively constitute the “Offer”), copies of which are attached to Amendment No. 2 to the Tender Offer Statement and Rule 13e-3 Transaction Statement and Schedule 13D/A filed under cover of Schedule TO, filed by National Patent and NPDV Acquisition Corp with the SEC on August 18, 2008 (as such may be amended or supplemented from time to time, the “Schedule TO”) as Exhibits (a)(1)(xiii) and (a)(1)(xiv), respectively. Five Star has filed an amended and restated Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC on August 18 2008 to amend and supplement the Schedule 14D-9 filed with the SEC on July 24, 2008 as amended by the Amendment No. 1 to Schedule 14D-9 filed with the SEC on August 12, 2008 (as amended and supplemented from time to time, the “Schedule 14D-9”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 13E-3.
     The Schedule 13E-3, as amended by this Amendment, also relates to the Tender Offer and Merger Agreement, dated as of June 26, 2008 (as may be amended from time to time, the “Tender Offer Agreement”), by and among National Patent, NPDV Acquisition Corp. and Five Star. The Tender Offer Agreement provides, among other things, for the making of the Offer and also provides that following the consummation of the Offer and subject to certain conditions, NPDV Acquisition Corp. will be merged with and into Five Star, with Five Star continuing as the surviving corporation, by National Patent (the “Merger”). Each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by Five Star, National Patent or NPDV Acquisition Corp., or their subsidiaries, all of which will be cancelled and retired and shall cease to exist, and other than Shares held by stockholders who exercise and perfect appraisal rights under Delaware law), will be converted in the Merger into the right to receive the Offer Price, without interest thereon and less any required withholding taxes.
     The information set forth in the Schedule 13E-3 is incorporated into this Amendment by reference to all of the applicable items in the Schedule 13E-3, except to the extent that such information is amended and supplemented as specifically provided in this Amendment. You should read this Amendment together with the Schedule 13E-3.

FORWARD-LOOKING STATEMENTS
     The statements included or incorporated by reference in this document relating to matters that are not historical facts may be deemed to be “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be characterized by terminology such as “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “expected,” “estimated,” and “projects” and similar expressions. These statements are based on assumptions and assessments made by the Company in light of its experience and perception of historical trends, current conditions, expected future developments and other factors its believes to be appropriate and involve risks and uncertainties relating to the occurrence of future events.
     Any such forward-looking statements are not guarantees of future performance and actual results, developments and business decisions may differ materially from those envisioned by such forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it cannot give any assurances that these expectations will ultimately prove to be correct. Other risks and uncertainties concerning the Company’s performance are set forth in reports and documents filed by the Company with the SEC.

ITEM 16. EXHIBITS
     Item 16 is hereby amended and supplemented by the following exhibits:

(a)(1)(xiii)	Amended and Restated Offer to Purchase dated August 18, 2008 (incorporated herein by reference to Exhibit (a)(1)(xiii) to Amendment No. 2 to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on August 18, 2008).
(a)(1)(xiv)	Amended and Restated Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(xiv) to Amendment No. 2 to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on August 18, 2008).
(a)(1)(xv)	Amended and Restated Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(xv) to Amendment No. 2 to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on August 18, 2008).
(a)(1)(xvi)	Amended and Restated Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients (incorporated herein by reference to Exhibit (a)(1)(xvi) to Amendment No. 2 to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on August 18, 2008).
(a)(1)(xvii)	Amended and Restated Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(xvii) to Amendment No. 2 to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on August 18, 2008).
(a)(2)(ii)	Solicitation/Recommendation Statement on Schedule 14D-9 of Five Star Products, Inc., as amended by Amendments No. 1 and No. 2 thereto (incorporated herein by reference to Solicitation/Recommendation Statement on Schedule 14D-9 filed by Five Star Products, Inc. with the SEC on July 24, 2008, Amendment No. 1 thereto filed by Five Star Products, Inc. with the SEC on August 12, 2008 and Amendment No. 2 thereto filed by Five Star Products, Inc. with the SEC on August 18, 2008).
(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Schedule D of the amended and restated Offer to Purchase filed as Exhibit (a)(1)(xiii) to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on August 18, 2008).

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SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIVE STAR PRODUCTS, INC.
Date: August 18, 2008	By:	/s/ JOHN C. BELKNAP
John C. Belknap
President and Chief Executive Officer (Principal Executive Officer)

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EXHIBIT INDEX

(a)(1)(xiii)
Amended and Restated Offer to Purchase dated August 18, 2008 (incorporated herein by reference to Exhibit (a)(1)(xiii) to Amendment No. 2 to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on August 18, 2008).

(a)(1)(xiv)
Amended and Restated Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(xiv) to Amendment No. 2 to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on August 18, 2008).

(a)(1)(xv)
Amended and Restated Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(xv) to Amendment No. 2 to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on August 18, 2008).

(a)(1)(xvi)
Amended and Restated Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients (incorporated herein by reference to Exhibit (a)(1)(xvi) to Amendment No. 2 to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on August 18, 2008).

(a)(1)(xvii)
Amended and Restated Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(xvii) to Amendment No. 2 to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on August 18, 2008).

(a)(2)(ii)
Solicitation/Recommendation Statement on Schedule 14D-9 of Five Star Products, Inc., as amended by Amendments No. 1 and No. 2 thereto (incorporated herein by reference to Solicitation/Recommendation Statement on Schedule 14D-9 filed by Five Star Products, Inc. with the SEC on July 24, 2008, Amendment No. 1 thereto filed by Five Star Products, Inc. with the SEC on August 18, 2008 and Amendment No. 2 thereto filed by Five Star Products, Inc. with the SEC on August 18, 2008).

(f)
Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Schedule D of the amended and restated Offer to Purchase filed as Exhibit (a)(1)(xiii) to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on August 18, 2008).

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